# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Real Brokerage Inc, CIK 0001862461
CUSIP: 75585H206
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 701 BRICKELL AVENUE, 17TH FLOOR, MIAMI, Florida (FL), 33131
Date of event which requires filing of this statement: 08/24/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001919883

## Reporting persons
- Poleg Tamir: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 5 ("Amendment No. 5") amends and supplements the Schedule 13G, originally filed with the Securities and Exchange Commission by Mr. Poleg on March 29, 2022, as amended on January 17, 2023, January 24, 2024, November 12, 2024 and October 24, 2025 (as amended, the "Statement"), relating to the common shares, no par value, (the "Real Brokerage Common Shares"), of The Real Brokerage Inc. (the "Issuer" or "Real Brokerage"). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Statement. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Statement.

## Item 1. Issuer
Name of issuer: Real Brokerage Inc
Address of issuer's principal executive offices: 701 BRICKELL AVENUE, 17TH FLOOR, MIAMI, FLORIDA, 33131.

## Item 2. Person Filing
Name of person filing: Tamir Poleg
Address of principal business office or, if none, residence: 11 Hagalim St. Arsuf, Israel 4692000
Citizenship: Mr. Poleg is an Israeli citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The response to Items 5-11 of the cover pages to this Amendment No. 5 are incorporated herein by reference.
On August 24, 2026, pursuant to the Arrangement Agreement and Plan of Merger, dated as of April 26, 2026 (as amended, the "Merger Agreement"), by and among the Issuer, RE/MAX Holdings, Inc. ("REMAX"), Real REMAX Group Inc. (the "Real REMAX") and certain subsidiaries of Real REMAX, Real REMAX acquired all of the issued and outstanding shares of the Issuer and REMAX.
Pursuant to the Merger Agreement, each Real Brokerage Common Share was consolidated on a 10-for-1 basis (the "Share Consolidation") and converted into the right to receive one share of common stock of Real REMAX.
As a result of the transactions contemplated by the Merger Agreement, all of the Real Brokerage Common Shares beneficially owned by Mr. Poleg, immediately prior to the consummation of the transactions were subject to the Share Consolidation and converted into shares of common stock of Real REMAX. Accordingly, Mr. Poleg ceased to beneficially own any Real Brokerage Common Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Poleg Tamir: /s/ Tamir Poleg, Individual (10/30/2026)